Filed by WSFS Financial Corporation

Commission File No. 001-35638

Pursuant to Rule 425 Under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

November 23, 2015

As you are aware, earlier today, we entered into an agreement to join together and to partner going forward. As two financial institutions with strong footholds in the Delaware Valley, this partnership will further secure our future and our collective ability to serve our communities.

By partnering, we will expand our products and services, and we will increase our banking office network. We will enrich our human capital, bringing new talent and leadership into our organization. We will realize the benefits of a stronger balance sheet and our community investment will be enhanced as well.

Now that the definitive agreement has been signed, we enter into a transition period, where we will further cultivate our partnership and mutually forge the path ahead. Upon regulatory approval, we will officially close this transaction, which we expect to be in the 3rd Quarter, 2016. There’s much to accomplish over these next several months and we need your help to ensure a smooth transition and our future success.

We will be engaging you throughout the process and we will keep you posted along the way. Being open and candid is one of our core values; we will be communicating frequently with you, via e-mail and at times, in person. We recognize that you will have questions as the weeks go by, we ask for your patience, and we promise to answer them as quickly as makes sense for everyone involved.

Thank you for partnering with us, for helping us to thoughtfully combine our organizations and for giving us the opportunity to serve our communities even better as we move forward.

Sincerely,

Patrick J. Ward	Mark A. Turner
Chairman & CEO	President & CEO
Penn Liberty Bank	WSFS Bank

Forward-Looking Statement Disclaimer

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to WSFS’ predictions or expectations of future business or financial performance as well as WSFS’ goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements are based on various assumptions (some of which may be beyond the WSFS’ control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated.

In addition to factors previously disclosed in WSFS’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Penn Liberty shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Penn Liberty business or fully realizing cost savings and other benefits of the merger; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of WSFS products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, WSFS will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Penn Liberty and a prospectus of WSFS, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PENN LIBERTY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the proxy statement/prospectus, as well as other filings containing information about WSFS, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by WSFS. You will also be able to obtain these documents, when they are filed, free of charge, from WSFS at www.wsfsbank.com under the heading “About WSFS” and then under the heading “Investor Relations” and then under “SEC Filings”. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801, Attention: Corporate Secretary, Telephone: (302) 792-6000 or to Penn Liberty Financial Corp., 724 West Lancaster Avenue, Suite 210, Wayne, PA, 19087, Attention: Ted Aicher, Telephone: (610) 535-4500.

Penn Liberty and its directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.